Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025 and 2024

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Financial Position

	September 30,		December 31,
	Notes	2025	2024
Assets
Cash		$7,847	$22,106
Restricted cash		382	530
Amounts receivable	4	18,674	9,741
Inventory	5	45,906	47,538
Assets held for sale		-	7,613
Prepaid expenses		4,937	5,759
Total Current Assets		77,746	93,287
Other intangible assets	7	1,624	2,255
Inventory subject to return	19	12,804	12,804
Mine properties, plant and equipment	8	202,866	170,756
Vanadium assets		17,216	17,491
Deferred income tax asset	14(b)	3,011	22,075
Investment in associate	6	7,040	-
Total Non-current Assets		244,561	225,381
Total Assets		$322,307	$318,668
Liabilities
Current Liabilities
Liabilities held for sale		$-	962
Accounts payable and accrued liabilities	9	56,917	31,270
Deferred revenue		2,913	3,889
Debt	10	96,005	74,780
Current portion of provisions		816	3,358
Total Current Liabilities		156,651	114,259
Long term debt	10	10,000	17,500
Provisions		5,731	2,043
Revenues subject to refund	19	13,638	13,638
Total Non-current Liabilities		29,369	33,181
Total Liabilities		186,020	147,440
Equity
Issued capital	11	413,193	412,988
Equity reserves	12	11,469	11,853
Accumulated other comprehensive loss		(117,756)	(133,527)
Deficit		(176,685)	(126,496)
Equity attributable to owners of the Company		130,221	164,818
Non-controlling Interest		6,066	6,410
Total Equity		136,287	171,228
Total Liabilities and Equity		$322,307	$318,668

Nature of operations and going concern	1
Commitments and contingencies	8, 17
Subsequent events	21

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	1

 --The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2025	2024	2025	2024
Revenues	19	$33,264	$29,906	$87,616	$100,652
Expenses
Operating costs	20	(34,314)	(29,538)	(106,848)	(115,624)
Professional, consulting and management fees		(3,137)	(6,044)	(8,447)	(13,032)
Foreign exchange gain (loss)		1,299	1,086	11,835	(3,957)
Other general and administrative expenses		(1,064)	(1,992)	(4,284)	(7,272)
Share-based payments	12	(649)	(775)	(861)	(1,183)
Finance costs	20	(4,084)	(2,483)	(9,186)	(7,100)
Interest income		20	255	197	1,431
Technology start-up costs		(172)	(1,185)	(534)	(2,599)
Write-down of vanadium assets		38	(982)	(275)	(1,197)
Exploration and evaluation costs		(113)	(179)	(188)	(2,078)
Gain on disposal of interest in subsidiary	6	-	-	5,179	-
Share of net loss from investment in associate	6	(1,514)	-	(3,790)	-
		(43,690)	(41,837)	(117,202)	(152,611)
Net loss before tax		$(10,426)	$(11,931)	$(29,586)	$(51,959)
Income tax (expense) recovery	14(a)	(44)	(26)	(112)	2,842
Deferred income tax (expense) recovery	14(a)	(26,146)	1,871	(21,875)	11,542
Net loss		(36,616)	(10,086)	(51,573)	(37,575)

Other comprehensive loss

Items that subsequently will be reclassified to operations:
Unrealized gain (loss) on foreign currency translation		2,912	2,711	15,771	(19,536)
Other comprehensive loss		$(33,704)	$(7,375)	$(35,802)	$(57,111)

Net loss attributable to:
Owners of the Company		$(36,555)	$(9,664)	$(51,229)	$(36,911)
Non-controlling interests		$(61)	$(422)	$(344)	$(664)
		$(36,616)	$(10,086)	$(51,573)	$(37,575)
Comprehensive loss attributable to:
Owners of the Company		$(33,643)	$(6,953)	$(35,458)	$(56,447)
Non-controlling interests		$(61)	$(422)	$(344)	$(664)
		$(33,704)	$(7,375)	$(35,802)	$(57,111)
Basic loss per Common Share	13	$(0.57)	$(0.16)	$(0.80)	$(0.59)
Diluted loss per Common Share	13	$(0.57)	$(0.16)	$(0.80)	$(0.59)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	13	64,132	64,111	64,123	64,081
- Diluted	13	64,132	64,111	64,123	64,081

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799
Share-based payments	-	-	757	-	426	-	1,183
Exercise of restricted share units	60	693	(693)	-	-	-	-
Expiry of stock options	-	-	(544)	-	544	-	-
Currency translation adjustment	-	-	-	(19,536)	-	-	(19,536)
Net loss for the period	-	-	-	-	(36,911)	(664)	(37,575)
Balance at September 30, 2024	64,111	$412,988	$11,720	$(117,736)	$(113,584)	$6,483	$199,871

Balance at December 31, 2024	64,112	$412,988	$11,853	$(133,527)	$(126,496)	$6,410	$171,228
Share-based payments	-	-	199	-	662	-	861
Exercise of restricted share units	20	205	(205)	-	-	-	-
Expiry of stock options	-	-	(378)	-	378	-	-
Currency translation adjustment	-	-	-	15,771	-	-	15,771
Net loss for the period	-	-	-	-	(51,229)	(344)	(51,573)
Balance at September 30, 2025	64,132	$413,193	$11,469	$(117,756)	$(176,685)	$6,066	$136,287

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2025	2024	2025	2024
Operating Activities
Net loss for the period		$(36,616)	$(10,086)	$(51,573)	$(37,575)
Depreciation		5,306	5,578	15,296	20,470
Share-based payments	12	649	775	861	1,183
Unrealized foreign exchange loss (gain)		7,095	(1,529)	(12,105)	4,062
Finance costs	20	4,084	2,483	9,186	7,100
Interest income		(20)	(255)	(197)	(1,431)
Write-down of inventory	5	3,719	930	20,310	12,922
Derecognition of PPE		-	973	-	1,092
Write-down of vanadium assets		(38)	982	275	1,197
Income tax expense (recovery)	14(a)	44	26	112	(2,842)
Deferred income tax expense (recovery)	14(a)	26,146	(1,871)	21,875	(11,542)
Income tax refund (paid)		36	-	152	2,914
Gain on disposal of interest in subsidiary	6	-	-	(5,179)	-
Share of net loss from associate	6	1,514	-	3,790	-
Cash Provided (Used) Before Working Capital Items		11,919	(1,994)	2,803	(2,450)
Change in amounts receivable		(1,186)	3,161	(7,969)	11,468
Change in inventory		(11,886)	(10,299)	(10,671)	(8,800)
Change in prepaid expenses		1,867	1,736	1,478	1,434
Changes in accounts payable and provisions		1,142	1,720	17,639	1,373
Change in deferred revenue		(705)	387	(976)	388
Net Cash Provided by (Used in) Operating
Activities		1,151	(5,289)	2,304	3,413
Financing Activities
Receipt of debt	10	26,811	18,704	56,989	28,431
Repayment of debt	10	(15,878)	(9,727)	(43,263)	(9,727)
Interest and finance costs paid		(1,644)	(1,138)	(6,355)	(4,398)
Interest received		20	223	197	1,390
Lease payments		-	(152)	-	(448)
Change in restricted cash		-	183	148	183
Net Cash Provided by Financing Activities		9,309	8,093	7,716	15,431
Investing Activities
Intangible assets		-	(172)	-	(172)
Mine properties, plant and equipment		(8,285)	(7,986)	(25,595)	(29,722)
Disposal of interest in subsidiary	6	-	-	1,000	-
Net Cash Used in Investing Activities		(8,285)	(8,158)	(24,595)	(29,894)
Effect of foreign exchange on cash		56	(7)	316	(1,214)
Net Change in Cash		2,231	(5,361)	(14,259)	(12,264)
Cash position - beginning of the period		5,616	35,811	22,106	42,714
Cash Position - end of the period		$7,847	$30,450	$7,847	$30,450

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and going concern

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's high-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the newly established joint venture, Storion Energy LLC ("Storion"). While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business. In making the assessment that the Company is a going concern, management has taken into account all available information about the future, which is at least, but not limited to, 12 months from September 30, 2025.

The Company incurred a net loss of $51,573 for the nine months ended September 30, 2025 (nine months ended September 30, 2024 - $37,575) and had a working capital deficit (current assets less current liabilities) of $78,905 (December 31, 2024 - deficit of $20,972), which includes $96,005 in debt maturing within the next twelve months. Subsequent to September 30, 2025, the Company received an executed binding term sheet with the five Brazilian lenders (the "Banks") representing $84,235 of debt (refer to note 10) to defer principal repayments to September 18, 2026. Subsequent to September 30, 2025, the Company secured capital of $23,400 (refer to note 21).

The Company has experienced declining operating results and cash flows over the past 21 months, primarily due to lower vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have decreased by over 17%, which had a significant impact on the Company's cash flows. The Company has implemented changes to address underlying operating issues and announced an operational turnaround plan and additional cost optimization incentives at its Maracás Menchen Mine that the Company believes are required in order to generate positive cash flows from operating activities. In the three months ended September 30, 2025, the Company had positive cash provided by operating activities before working capital items of $11,919 (nine months ended September 30, 2025 - $2,803), an improvement from the cash used by operating activities before working capital items in the three months ended September 30, 2024 of $1,994 (nine months ended September 30, 2024 - $2,450). There can be no assurance that the Company will have sufficient liquidity to fund operating activities and repay debt in the short term until additional financing is received and the price received for its vanadium increases. There can be no assurance that vanadium prices will increase or the other initiatives will be successful.

The Company continues to actively pursue additional financing options to increase its liquidity and capital resources.

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing various alternatives to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. There can be no assurance that the Company will be able to secure sufficient additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

Due to the material uncertainties surrounding the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months and to support its working capital to fund operating activities, evolving trade uncertainties, future vanadium prices, and the Company achieving positive cash flows within the next twelve months, it is not possible to predict the Company's success in addressing these material uncertainties. These material uncertainties cast substantial doubt about the Company's ability to continue as a going concern.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	5

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2024.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on November 11, 2025.

3) Basis of preparation, material accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2024 and should be read in conjunction with those statements, except for Note 6 investment in associate, which is detailed in material accounting policies below.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2024. There have been no significant changes to the areas of estimation and judgment during the three and nine months ended September 30, 2025.

b) Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2024, with the exception of an additional accounting policy as included below.

Investment in associate

The Company's investment in an associate is accounted for using the equity method of accounting. An associate is an entity over which the Company has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Under the equity method, the investment is initially recognized at cost and adjusted thereafter to recognize the Company's share of the post-acquisition profits or losses of the investee in profit or loss, and its share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from the associate reduce the carrying amount of the investment.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	6

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables from the associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate or the Company is contractually required to fund these additional losses.

The carrying amount of the investment in associate is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If impaired, the carrying amount of the investment is written down to its recoverable amount.

Unrealized gains and losses resulting from transactions between the Company and an associate are eliminated to the extent of the Company's interest in the associate.

The Company's share of its associate's post-acquisition results is shown on the face of the consolidated statement of income (loss) and other comprehensive income (loss), and its share of movements in reserves is recognized directly in equity.

4) Amounts receivable

	September 30,	December 31,
	2025	2024
Trade receivables	$12,848	$5,471
Current taxes recoverable - Brazil	5,353	4,171
Current taxes recoverable - Other	131	71
Other receivables	342	28
Total	$18,674	$9,741

In June 2025, the Company signed a non-recourse factoring facility agreement (the “Facility”). Under the terms of the Facility, the Company sells eligible accounts receivable to a third-party financial institution (the "Factor") with an initial advance equal to 85%, to a total limit of $10,000. The remaining 15% is received from the Factor in-line with customer payment terms. Commission rates range from 0.51% to 1.37%, depending on customer payment terms. The Facility has an initial term of two years, and the Factor may terminate it with 90 days' prior written notice or immediately in the event of default. A third-party financial advisor and arranger assisted the Company in securing the Facility (the “Custodian”) and will receive certain custodial fees per the terms of the Facility, including, a hold-back of $1,000, which has been settled through applying a hold-back equal to 10% of the factored invoices. In addition, the Factor will receive a monthly custodial fee equal to 0.50% of the outstanding factored invoices and interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 1.75%. Subject to Factor approval, the Facility limit may increase based on performance and approved receivables. The Company commenced factoring receivables in June 2025 and received cash proceeds of $12,199 (net of fees) in the nine months ended September 30, 2025. The Company believes the Custodian is in default of its obligations to the Company in connection with certain factoring transactions. The Company is seeking an amicable resolution of the default but reserves all its legal remedies.

5) Inventory

	September 30,	December 31,
	2025	2024
Finished products - Vanadium	$31,691	$35,083
Finished products - Ilmenite	835	1,040
Work-in-progress - Vanadium	1,211	606
Work-in-progress - Ilmenite	407	-
Stockpiles	208	490
Warehouse materials	11,554	10,319
Total	$45,906	$47,538

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	7

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the three and nine months ended September 30, 2025, the Company recognized net realizable value write-downs of $3,550 and $20,086 for vanadium finished products (three and nine months ended September 30, 2024 - $166 and $11,380), net realizable value write-downs of $177 and $203 for ilmenite finished products (three and nine months ended September 30, 2024 - $1,049 and $1,207) and a net realizable value write-down reversal of $8 and a write-down reversal of $19 for warehouse materials (three and nine months ended September 30, 2024 - write-down reversal of $47 and write-down expense of $261).

6) Investment in associate

On January 31, 2025 (the "Closing date"), the Company, through its Largo Clean Energy ("LCE") subsidiary, and affiliates of Stryten Energy LLC ("Stryten") successfully closed the transaction for the establishment of Storion Energy, LLC ("Storion"). Key terms of the transaction:

• Each of LCE and Stryten contributed certain of their vanadium flow battery-related assets and liabilities to Storion;

• Stryten paid $1,000 directly to LCE and will contribute a total of $6,000 over time to Storion for the purpose of funding Storion's operations;

• LCE and Stryten each hold a 50% equity interest in Storion, with customary pre-emption rights and certain other anti-dilution protections;

• Board representation of Storion is generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests; and

• Largo and Storion entered into a separate supply agreement providing Storion a right of first offer, subject to certain terms and conditions, to purchase vanadium products from Largo.

Immediately prior to the Closing Date, the Company's assets and liabilities that were previously classified as held for sale in accordance with IFRS 5 were contributed to Storion, which was 100% owned by LCE at that time. Stryten acquired a 50% interest in Storion upon contribution of the vanadium flow-battery related assets and liabilities and payment of $1,000, which occurred on the Closing Date.

The Company assessed that it no longer had control of Storion as of the Closing Date but retained significant influence. The Company is accounting for the retained investment as an investment in associate in accordance with IAS 28, Investments in Associates and Joint Ventures. In accordance with IAS 28, the fair value of the retained investment is the deemed cost of the investment in associate as at the Closing Date. A gain has been recognized in the consolidated statement of income (loss) and comprehensive income (loss), which is calculated as the difference between the Closing Date fair value of the retained investment and consideration received, and the carrying amount of the former subsidiary's net assets. The completion of the initial fair value allocation is pending the finalization of the fair value for intangible assets.

	September 30,	December 31,
	2025	2024
Fair value of retained investment	10,830	-
Cash proceeds received	1,000	-
Total consideration	$11,830	$-
Carrying amount of former subsidiary's net assets	(6,651)	-
Gain on disposal of interest in subsidiary	$5,179	$-

During the three and nine months ended September 30, 2025, the Company recognized its share of the associate's loss of $1,514 and $3,790 in the consolidated statement of income (loss) and comprehensive income (loss) (three and nine months ended September 30, 2024 - $nil and $nil).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	8

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Total
Balance at December 31, 2024	-
Additions	10,830
Share of loss in associate	$(3,790)
Balance at September 30, 2025	7,040

7) Other intangible assets

At September 30, 2025, the remaining estimated useful life of capitalized software costs was 2.25 years (December 31, 2024 - 3 years).

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2023	$4,366	$4,207	$8,573
Classified as held for sale (note 6)	(4,366)	-	(4,366)
Balance at December 31, 2024	$-	$4,207	$4,207
Balance at September 30, 2025	$-	$4,207	$4,207
Accumulated Depreciation
Balance at December 31, 2023	$1,310	$1,110	$2,420
Depreciation	218	842	1,060
Classified as held for sale	$(1,528)	$-	$(1,528)
Balance at December 31, 2024	$-	$1,952	$1,952
Depreciation	-	631	631
Balance at September 30, 2025	$-	$2,583	$2,583
Net Book Value
At December 31, 2024	$-	$2,255	$2,255
At September 30, 2025	$-	$1,624	$1,624

8) Mine properties, plant and equipment

At September 30, 2025 and December 31, 2024, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	9

Largo Inc.
Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

				Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total

Cost
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961
Additions	1	-	13,666	10,492	14,429	38,588
Disposals and writeoffs	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(4,894)	-	-	(5,679)	-	(10,573)
Reclassifications	-	-	-	9,007	(9,007)	-
Effects of changes in foreign exchange rates	(116)	(76)	(26,796)	(53,236)	(3,483)	(83,707)
Balance at December 31, 2024	$670	$270	$125,964	$195,981	$13,710	$336,595
Additions	80	-	18,918	2,590	3,989	25,577
Disposals and write-offs	(126)	(249)	-	(757)	-	(1,132)
Reclassifications	-	-	-	12,156	(12,156)	-
Effects of changes in foreign exchange rates	67	39	17,876	33,023	1,733	52,738
Balance at September 30, 2025	$691	$60	$162,758	$242,993	$7,276	$413,778
Accumulated Depreciation
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Depreciation	455	12	14,158	16,967	-	31,592
Disposals and write-offs	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(2,365)	-	-	(2,401)	-	(4,766)
Effects of changes in foreign exchange rates	(71)	(67)	(10,608)	(30,352)	-	(41,098)
Balance at December 31, 2024	$464	$243	$53,284	$111,848	$-	$165,839
Depreciation	84	9	7,569	11,981	-	19,643
Disposals and write-offs	(126)	(249)	-	(757)	-	(1,132)
Effects of changes in foreign exchange rates	44	35	7,486	18,997	-	26,562
Balance at September 30, 2025	$466	$38	$68,339	$142,069	$-	$210,912
Net Book Value
At December 31, 2024	$206	$27	$72,680	$84,133	$13,710	$170,756
At September 30, 2025	$225	$22	$94,419	$100,924	$7,276	$202,866

Of the additions noted above, $25,570 related to the Mine Properties segment (year ended December 31, 2024 − $37,028) and $nil related to the Clean Energy segment (year ended December 31, 2024 − $34).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	10

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

9) Accounts payable and accrued liabilities

	September 30,	December 31,
	2025	2024
Accounts payable	$28,208	$21,662
Accrued liabilities	23,898	6,228
Accrued financial costs	3,545	2,567
Other taxes	1,266	813
Total	$56,917	$31,270

10) Debt

	September 30,	December 31,
	2025	2024
Total debt	$106,005	$92,280

		Cash flows
	December 31,			September 30,
	2024	Proceeds	Repayment	2025
Total debt	$92,280	$56,989	$(43,264)	$106,005
Total liabilities from financing activities	$92,280	$56,989	$(43,264)	$106,005

		Cash flows
	December 31,			December 31,
	2023	Proceeds	Repayment	2024
Total debt	$75,000	$44,355	$(27,075)	$92,280

Credit facilities

	Interest rate
	(p.a.)	Current	Non-current	Total
October 2022 facility	8.51%	$20,000	$-	$20,000
January 2023 facility	8.51%	$10,000	$-	$10,000
September 2023 facility	8.75%	$15,000	$-	$15,000
October 2023 facility	8.95%	$10,000	$10,000	$20,000
December 2023 facility	10.45%	$10,000	$-	$10,000
Working capital facility	9.05%	$9,235	$-	$9,235
Inventory financing facilities	See below	$15,770	$-	$15,770
August 2025 facility	15.00%	$6,000	$-	$6,000
		$96,005	$10,000	$106,005

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	11

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil. This new facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company further extended the due date of the first principal payment from August 2025 to October 2025.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% p.a. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% p.a.

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In August 2024, the Company received $1,799 from this facility and it was repaid in full in October 2024.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

The Company received cash proceeds of $50,989 and made repayments of $43,264 in relation to the two inventory financing agreements outlined above during the 9 months ended September 30, 2025

In August 2025, the Company secured a loan facility for a principal amount of $6,000. This Facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This Facility has a term of six months, bears interest at an annualized rate of 15%, and includes a 1% arrangement fee.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	12

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Subsequent to September 30, 2025, the Company signed a binding term sheet to restructure certain debt facilities. Refer to note 21 - Subsequent Events for further details.

11) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Nine months ended		Year ended
	September 30, 2025		December 31, 2024
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,112	$412,988	64,051	$412,295
Exercise of restricted share units (note 12)	20	205	61	693
Balance, end of the period	64,132	$413,193	64,112	$412,988

12) Equity reserves

During the three and nine months ended September 30, 2025, the Company recognized a share-based payment expense related to the grant, vesting and forfeiture of stock options and RSUs of $649 and $861 (three and nine months ended September 30, 2024 - $775 and $1,183) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

	RSUs		Options			Warrants
				Weighted			Weighted
				average			average
				exercise			exercise		Total
	Number	Value	Number	price	Value	Number	price	Value	value
December 31, 2023	217	$830	890	C$10.08	$4,649	328	C$13.00	$6,721	$12,200
Granted[1]	-	308	1,618	2.51	1,504	-	-	-	1,812
Exercised	(83)	(693)	-	-	-	-	-	-	(693)
Expired	-	-	(32)	(30.40)	(544)	-	-	-	(544)
Forfeited	(64)	(205)	(332)	(6.22)	(717)	-	-	-	(922)
December 31, 2024	70	$240	2,144	C$4.66	$4,892	328	C$13.00	$6,721	$11,853
Granted[1]	1,888	667	45	2.46	445	-	-	-	1,112
Exercised	(20)	(205)	-	-	-	-	-	-	(205)
Expired	-	-	(107)	(6.70)	(378)	-	-	-	(378)
Forfeited	(16)	(76)	(416)	(5.42)	(837)	-	-	-	(913)
September 30, 2025	1,922	$626	1,666	C$4.28	$4,122	328	C$13.00	$6,721	$11,469

1. Value includes amounts relating to all outstanding grants.

a. Stock options

The remaining weighted average contractual life of options outstanding at September 30, 2025 was 3.4 years (December 31, 2024 - 3.8 years).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	13

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

				Weighted		Weighted		Weighted
				average		average		average
		No.	No.	remaining		exercise		grant date
	Range of prices	outstanding	exercisable	life (years)		price		share price
C$	2.46 - 5.00	1,272	868	3.9	C$	2.51	C$	2.51
	5.01 - 10.00	279	239	2.4		6.82		6.82
	15.01 - 20.00	115	115	1.0		17.71		17.71
		1,666	1,222			C$ 4.28

During the nine months ended September 30, 2025, the Company granted 45 (year ended December 31, 2024 - 1,618) stock options.

b. Warrants

No.		Grant	Expiry		Exercise
outstanding	No. exercisable	Date	Date		price
328	328	12/07/20	12/08/25	C$	13.00
328	328			C$	13.00

13) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 3,916 and 3,916 for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - 2,730 and 2,730).

14) Taxes

a) Tax (expense) recovery

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Income tax (expense) recovery	(44)	(26)	(112)	2,842
Deferred income tax (expense) recovery	(26,146)	1,871	(21,875)	11,542
Total	$(26,190)	$1,845	$(21,987)	$14,384

b) Changes in deferred tax assets and liabilities

	Nine months
	ended	Year ended
	September 30,	December 31,
	2025	2024
Net deferred income tax asset, beginning of the period	22,075	7,495
Deferred income tax (expense) recovery	(21,875)	17,867
Effect of foreign exchange	2,811	(3,287)
Net deferred income tax asset, end of the period	3,011	22,075

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	14

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	September 30,	December 31,
	2025	2024
Deferred income tax asset	3,011	22,075
Net deferred income tax asset	3,011	22,075

For the three and nine months ended September 30, 2025, the Company has derecognized the deferred tax asset held by the Company's subsidiary, Largo Vanádio de Maracás S.A., of $28,398. The deferred tax asset related to deductible temporary differences, tax losses, and unused tax credits. The derecognition was made due to the subsidiary's history of operating losses.

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Their remuneration was as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Short-term benefits	$382	$590	$1,138	$1,646
Share-based payments	140	841	223	1,033
Termination benefits	-	762	-	1,446
Total	$522	$2,193	$1,361	$4,125

Refer to note 17 for additional commitments with management. Subsequent to September 30, 2025, Arias Resource Capital Fund III L.P. ("ARC Fund III"), an affiliate of the Company's largest shareholder provided the Company with financing of $6,000. A portion of the $6,000 was advanced by way of a $5,000 secured convertible bridge loan. This was automatically converted into units of common shares and warrants on October 22, 2025 when the transaction closed (refer to note 21).

16) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), clean energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

					Largo	Inter-
						segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended September 30, 2025
Revenues	$29,372	$25,854	$23,570	$-	$-	$(45,532)	$33,264
Operating costs	(29,448)	(32,852)	(22,688)	-	-	50,674	(34,314)
Professional, consulting and management fees	(670)	(369)	(1,786)	(195)	(117)	-	(3,137)
Foreign exchange (loss) gain	(8)	2,104	(780)	(4)	(13)	-	1,299

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	15

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Largo	Inter-
						segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Other general and administrative expenses	(102)	(355)	(542)	6	(50)	(21) [1]	(1,064)
Share-based payments	-	-	(649)	-	-	-	(649)
Finance costs	(1,592)	(2,142)	(329)	-	(19)	(2) [1]	(4,084)
Interest income	5	-	15	-	-	-	20
Technology start-up costs	-	-	-	(172)	-	-	(172)
Write-down of vanadium assets	-	-	-	-	38	-	38
Exploration and evaluation costs	-	(109)	-	-	-	(4) [2]	(113)
Share of net loss from investment in associate	-	-	-	(1,514)	-	-	(1,514)
Total (net) expenses	(31,815)	(33,723)	(26,759)	(1,879)	(161)	50,647	(43,690)
Net income (loss) before tax	(2,443)	(7,869)	(3,189)	(1,879)	(161)	5,115	(10,426)
Income tax expense	(44)	-	-	-	-	-	(44)
Deferred income tax expense	-	(25,866)	(280)	-	-	-	(26,146)
Net income (loss)	$(2,487)	$(33,735)	$(3,469)	$(1,879)	$(161)	$5,115	$(36,616)
Revenues (after inter-segment eliminations)	$29,372	$3,798	$94	$-	$-	$-	$33,264
At September 30, 2025
Total non-current assets	12,833	182,479	18,315	7,073	18,050	5,811	244,561
Total assets	49,706	215,665	21,163	7,633	18,394	9,746[3]	322,307
Total liabilities	$32,158	$140,986	$10,419	$4,503	$710	$(2,756)[4]	$186,020

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $3,916 further increased by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,826 and E&E properties total assets of $4.

4. Inter-segment transaction elimination of $2,897 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $141 and E&E properties total liabilities of $nil.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended September 30, 2024

Revenues	$23,784	$34,917	$30,517	$-	$-	$(59,312)	$29,906
Operating costs	(23,664)	(38,913)	(29,249)	-	-	62,288	(29,538)
Professional, consulting and management fees	(1,203)	(463)	(1,763)	(2,574)	(41)	-	(6,044)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	16

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Foreign exchange loss	4	1,038	23	(1)	22	-	1,086
Other general and administrative expenses	(50)	(509)	(542)	(668)	(46)	(177) 1	(1,992)
Share-based payments	-	-	(775)	-	-	-	(775)
Finance costs	(244)	(2,181)	16	(8)	(19)	(47) [1]	(2,483)
Interest income	32	50	173	-	-	-	255
Technology start-up costs	-	-	-	(1,185)	-	-	(1,185)
Write-down of vanadium assets	-	-	-	-	(982)	-	(982)
Exploration and evaluation costs	-	(177)	-	-	-	(2) [2]	(179)
Total (net) expenses	(25,125)	(41,155)	(32,117)	(4,436)	(1,066)	62,062	(41,837)
Net income (loss) before tax	(1,341)	(6,238)	(1,600)	(4,436)	(1,066)	2,750	(11,931)
Income tax recovery (expense)	(26)	-	-	-	-	-	(26)
Deferred income tax recovery (expense)	1	2,256	(386)	-	-	-	1,871
Net income (loss)	$(1,366)	$(3,982)	$(1,986)	$(4,436)	$(1,066)	$2,750	$(10,086)
Revenues (after inter-segment eliminations)	$23,784	$6,093	$29	$-	$-	$-	$29,906

At December 31, 2024
Total non-current assets	$12,832	$169,553	$19,622	$58	$18,325	$4,991	$225,381
Total assets	$53,827	$212,967	$36,194	$8,691	$19,200	$(12,211)[3]	$318,668
Total liabilities	$31,704	$113,557	$18,095	$6,826	$513	$(23,255)[4]	$147,440

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(17,222) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,007 and E&E properties total assets of $4.

4. Inter-segment transaction elimination of $(23,356) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $101.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Nine months ended September 30, 2025
Revenues	$75,531	$59,929	$52,444	$-	$-	$(100,288)	$87,616

Operating costs	(71,769)	(84,610)	(50,565)	-	-	100,096	(106,848)
Professional, consulting and management fees	(1,737)	(1,345)	(3,781)	(1,088)	(496)	-	(8,447)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	17

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Foreign exchange (loss) gain	(32)	11,886	(25)	(7)	13	-	11,835
Other general and administrative expenses	(306)	(848)	(2,122)	(712)	(137)	(159) [1]	(4,284)
Share-based payments	-	-	(861)	-	-	-	(861)
Finance costs	(2,598)	(6,073)	(449)	(3)	(57)	(6) [1]	(9,186)
Interest income	100	2	90	-	5	-	197
Technology start-up costs	-	-	-	(534)	-	-	(534)
Write-down of vanadium assets	-	-	-	-	(275)	-	(275)
Exploration and evaluation costs	-	(174)	-	-	-	(14) [2]	(188)
Gain on disposal of interest in subsidiary	-	-	-	5,179	-	-	5,179
Share of net loss from investment in associate	-	-	-	(3,790)	-	-	(3,790)
Total (net) expenses	(76,342)	(81,162)	(57,713)	(955)	(947)	99,917	(117,202)
Net loss before tax	(811)	(21,233)	(5,269)	(955)	(947)	(371)	(29,586)
Income tax expense	(112)	-	-	-	-	-	(112)
Deferred income tax expense	-	(21,430)	(445)	-	-	-	(21,875)
Net loss	$(923)	$(42,663)	$(5,714)	$(955)	$(947)	$(371)	$(51,573)
Revenues (after inter-segment eliminations)	74,744	11,001	1,871	-	-	-	87,616

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Nine months ended September 30, 2024
Revenues	$81,562	$84,128	$69,260	$-	$-	$(134,298)	$100,652

Operating costs	(75,729)	(106,858)	(66,812)	-	-	133,775	(115,624)
Professional, consulting and management fees	(1,759)	(1,401)	(5,017)	(4,505)	(348)	(2)	(13,032)
Foreign exchange (loss) gain	(39)	(3,895)	(2)	(18)	(3)	-	(3,957)
Other general and administrative expenses	(365)	(2,066)	(1,760)	(2,445)	(136)	(500) [1]	(7,272)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	18

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Share-based payments	-	-	(1,183)	-	-	-	(1,183)
Finance costs	(262)	(6,727)	77	(32)	(62)	(94) [1]	(7,100)
Interest income	48	745	625	-	13	-	1,431
Technology start-up costs	-	-	-	(2,599)	-	-	(2,599)
Write-down of vanadium assets	-	-	-	-	(1,197)	-	(1,197)
Exploration and evaluation costs	-	(2,072)	-	-	-	(6) [2]	(2,078)
Total (net) expenses	(78,106)	(122,274)	(74,072)	(9,599)	(1,733)	133,173	(152,611)
Net income (loss) before tax	3,456	(38,146)	(4,812)	(9,599)	(1,733)	(1,125)	(51,959)
Income tax recovery (expense)	(72)	2,914	-	-	-	-	2,842
Deferred income tax recovery (expense)	1	12,285	(744)	-	-	-	11,542
Net income (loss)	$3,385	$(22,947)	$(5,556)	$(9,599)	$(1,733)	$(1,125)	$(37,575)
Revenues (after inter-segment eliminations)	$81,562	$18,461	$629	$-	$-	$-	$100,652

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

17) Commitments and contingencies

At September 30, 2025, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,001 and are all payable within one year. These contracts also require that additional payments of up to approximately $1,331 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023 and the Company is committed to the purchase of 178 tonnes of V2O5 that the third party produces for the remainder of 2025, with the Company having a right of first refusal over additional amounts. This is subject to the producer's ability to supply the material.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under four leases of office space which expire between November 30, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $73, including $52 due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2025 of $3,412. At Largo Clean Energy this is $7.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	19

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. Following a further ruling in late 2024 from a higher court in Brazil regarding interest and other payment terms, at September 30, 2025, the Company recognized a provision of R$17,070 ($3,209) in the non-current portion of provisions (December 31, 2024 - current portion of provisions $2,593). This was reclassified from current to non-current liabilities, based on updated legal advice indicating that settlement is not expected within the next 12 months. At September 30, 2025, the Company recognized a total provision of $3,660 for legal proceedings (December 31, 2024 - $3,060), including a provision of $451 (December 31, 2024 - $466) for labour matters.

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

In June 2025, the Company received a default notice from a counterparty for failure to deliver 900 tonnes of V₂O₅ at the scheduled time. The same counterparty has also alleged that some of the V₂O₅ delivered previously has failed to meet the agreed upon specifications. At September 30, 2025, no provision has been recognized in respect of this matter, as the Company was in advanced negotiations with the counterparty to resolve the issues and amend the existing agreement. An amended agreement was signed subsequent to September 30, 2025 (refer to note 21 ).

18) Financial instruments

Financial assets and financial liabilities at September 30, 2025 and December 31, 2024 were as follows:

	September 30,	December 31,
	2025	2024
Cash	$7,847	$22,106
Restricted cash	382	530
Trade and other receivables	13,190	5,499
Accounts payable and accrued liabilities (including non-current)	56,917	31,270
Total debt	106,005	92,280

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	20

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the unaudited condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities, excluding the inventory financing facilities, are predominantly classified as current liabilities, were secured at interest rates consistent with the rates seen at September 30, 2025 and without any debt issuance costs and thus the carrying amount approximates fair value. Drawdowns on the inventory financing facilities are for a maximum of 100 days and therefore, their carrying amount approximates fair value because of this limited term.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2024. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $12,848, $1,915 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At September 30, 2025, no amounts are past due and in the nine months ended September 30, 2025, the Company has not experienced any credit losses. At September 30, 2025, the loss allowance for trade receivables was determined to be $nil (December 31, 2024 - $nil). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2025 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years

Accounts payable and accrued liabilities (note 9)	$56,917	$-	$-	$-
Debt (note 10)	83,020	12,985	10,000	-
Commitments (note 17)	3,953	519	21	-
Total	$143,890	$13,504	$10,021	$-

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	21

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $7,847 (December 31, 2024 - $22,106). Refer to note 17 for other commitments and contingencies and to note 1, nature of operations and going concern.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At September 30, 2025, the Company's two inventory financing facilities and the factoring facility were the only debt that is subject to floating interest rates. At September 30, 2025, the total outstanding balance on the two inventory financing facilities was $15,770, with interest rates at September 30, 2025 of 7.31% and 7.45% p.a. Drawdowns on these facilities are for a maximum period of 100 days and accordingly, any interest rate variations would not have a significant impact. At September 30, 2025, the factoring proceeds balance was $5,699, with an interest rate of 6.17% p.a. Drawdowns on this facility are for a maximum period of 90 days and accordingly, any interest rate variations would not have a significant impact.

Foreign currency risk

At September 30, 2025, the Company's outstanding debt is 91% denominated in U.S. dollars and 9% denominated in Brazilian reals (December 31, 2024 - 90% denominated in U.S. dollars and 10% denominated in Brazilian reals).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At September 30, 2025, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at September 30, 2025 by approximately $57. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $10 and would affect the value of Brazilian real debt balances by approximately $440. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of U.S. dollar denominated debt balances by $3,750.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

19) Revenues

In the three and nine months ended September 30, 2025, the Company's revenues were from transactions with multiple customers, including three customers who each represented more than 10% of revenues. Revenues with these customers in the nine months ended September 30, 2025 were $13,752, $11,902 and $8,766 (all included in the Sales & trading and Mine properties segment).

In the three and nine months ended September 30, 2024, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $12,360 (included in the Sales & trading segment) in the nine months ended September 30, 2024.

At December 31, 2024, in connection with a sales contract that is accounted for as a sale with a right of return, the Company recognized a refund liability, revenues subject to refund, for $13,638 and a right to recover goods asset, inventory subject to return, of $12,804. The likelihood of the repurchase option (the right of return) being elected is dependent on the market price of V2O5, which is subject to market uncertainty outside of the Company's control. It was concluded that it was not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. There has been no change to this assessment at September 30, 2025.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	22

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
V2O5 revenues
Produced products	$13,581	$12,884	$33,865	$47,175
Purchased products	13	-	13	988
	13,594	12,884	33,878	48,163
V2O3 revenues
Produced products	$1,209	$958	$3,940	$7,896
	1,209	958	3,940	7,896
FeV revenues
Produced products	$17,228	$11,519	$42,820	$34,678
Purchased products	248	1,814	4,582	4,766
	17,476	13,333	47,402	39,444
Vanadium sales from contracts with customers	$32,279	$27,175	$85,220	$95,503
Ilmenite sales from contracts with customers	985	2,731	2,396	5,149
	$33,264	$29,906	$87,616	$100,652

20) Expenses

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Finance costs:
Interest expense and fees	$4,049	$2,394	$9,091	$6,830
Interest on lease liabilities	-	9	-	29
Accretion	35	80	95	241
	$4,084	$2,483	$9,186	$7,100
Operating costs:
Direct mine and production costs	$15,298	$11,643	$42,049	$56,655
Conversion costs	4,149	1,982	9,685	6,023
Product acquisition costs	245	1,537	4,580	4,897
Royalties	1,315	1,935	3,484	5,422
Distribution costs	2,688	2,275	6,222	5,817
Vanadium and warehouse materials inventory write-down (note 5)	3,541	1,168	20,107	11,641
Depreciation and amortization	5,084	5,338	14,632	18,811
Ilmenite costs and write-down (note 5)	1,994	3,579	6,089	5,875
Iron ore costs	-	81	-	483
	$34,314	$29,538	$106,848	$115,624

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	23

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

21) Subsequent events

Deferral of debt principal repayments

In October 2025, the Company received an executed binding term sheet with the Banks representing $84,200 of debt to defer principal repayments to March 18, 2026 with an automatic rollover to September 18, 2026, subject to the Company securing capital of at least $22,000 by November 17, 2025. This was secured on October 22, 2025 - further details are shared below. Additionally, the Company will provide a negative pledge over its mining rights and equipment, pay all accrued interest with future interest payments made on a quarterly basis, repay $2,000 of principal with proceeds, submit quarterly unaudited balance sheets of Largo Vanádio de Maracás S.A. to the Banks, renegotiate its debts with suppliers, and use 80% of the capital secured greater than $22,000 for principal repayment to the Banks. Refer to note 10.

Default notice - amended agreement

In October 2025, the Company signed an amended agreement with the counterparty who sent the Company a default notice for failure to deliver 900 tonnes of V₂O₅ at the scheduled time. The Company agreed to deliver the remaining 900 tonnes of V₂O₅ by January 2026 and the counterparty has an option to purchase between 0 - 500 tonnes of V₂O₅ from June 2028 to October 2028. Refer to note 17.

Direct offering and private placement

In October 2025, the Company announced a $23,400 offering comprising (i) a registered direct offering in the United States (the "Registered Direct Offering"), and (ii) a concurrent private placement (the "Private Placement" and, together with the Registered Direct Offering, the "Offering"). The Private Placement comprises of an offering of common shares in the capital of the Company ("Common Shares") together with one Common Share purchase warrant ("Warrants") at a combined purchase price of $1.22. Each Warrant was immediately exercisable and entitles the owner to acquire one Common Share at a price of $1.22 per Common Share for a period of five years from the date of issuance.

The Company entered into binding commitments in respect of the entire $23,400 Offering. In connection with the Registered Direct Offering, Largo entered into securities purchase agreements with institutional and accredited investors for the purchase and sale of 14,262,309 Common Shares and 14,262,309 Warrants and, in connection with the Private Placement, Arias Resource Capital Fund III L.P., an affiliate of the Company's largest shareholder, entered into a securities purchase agreement to acquire 4,918,033 Common Shares and 4,918,033 Warrants (the "ARC Commitment").

A portion of the ARC Commitment was advanced by way of a $5,000 secured convertible bridge loan (the "ARC Bridge Loan") which reduced the ARC Commitment by $5,000. The ARC Bridge Loan automatically converted on the closing of the Offering into units consisting of Common Shares and Warrants on the same terms as the Offering. The ARC Bridge Loan had an interest rate of 12% per annum, payable upon maturity or immediately upon default. The ARC Bridge Loan was secured against the common shares of Largo Resources (Yukon) Ltd., a wholly owned subsidiary of the Company.

The Offering closed on October 22, 2025.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2025 and 2024	24